Exhibit 99.2

Company announcement

TORM plc Second Quarter and Half-Year Report 2022
“In the second quarter of 2022, TORM realized TCE rates which were more than twice as high as in the same period of 2021, resulting in an EBITDA of USD 153m and a profit before tax of USD 107m. This enables TORM to distribute USD 47m to our shareholders as dividends,” says Executive Director Jacob Meldgaard, and continues “The market has continued to improve into the third quarter of 2022, and so far, we have achieved rates which are more than three times as high as those we achieved in the third quarter of 2021.”
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In the second quarter of 2022, TORM achieved TCE rates of USD/day 29,622 (2021, same period: USD/day 14,591) and an EBITDA of USD 153.4m (2021, same period: USD 44.7m). The profit before tax amounted to USD 107.0m (2021, same period a profit of USD 2.4m), and earnings per share (EPS) was USD 1.31 or DKK 9.16 (2021, same period: USD 0.03 or DKK 0.19). Cash flow from operating activities was positive at USD 71.1m in the second quarter of 2022 (2021, same period: USD 13.4m), and Return on Invested Capital (RoIC) was 22.7% (2021, same period: 2.6%).

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In the first six months of 2022, TORM achieved TCE rates of USD/day 23,152 (2021, same period: USD/day 14,056) and an EBITDA of USD 213.8m (2021, same period: USD 63.6m). The profit before tax for the first six months of 2022 amounted to USD 117.7m (2021, same period loss before tax: USD 18.7m), and earnings per share (EPS) was USD 1.44 or DKK 9.80 (2021, same period loss per share: USD 0.25 or DKK 1.54). Cash flow from operating activities was positive at USD 89.0m in the first six months of 2022 (2021, same period: USD 23.2m). Return on Invested Capital (RoIC) for the first six months of 2022 was 13.7% (2021, same period: 0.0%).

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TORM has utilized the high second-hand prices to divest seven of the oldest vessels in our fleet from late 2021 until the end of Q2 2022. The vessels were sold at an average age of 18 years and have added USD 62.8m in liquidity after debt repayment.

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During Q2 2022, TORM entered into agreements to sell two of our oldest vessels, the 2003-built LR2 vessels (TORM Ingeborg and TORM Valborg). TORM delivered four previously sold vessels, including TORM Gudrun (LR2 vessel), TORM Emilie (LR1 vessel), TORM Horizon (MR vessel) and TORM Tevere (Handysize vessel) to their new owners during Q2 2022 and TORM Gyda (Handysize vessel) in July 2022. Six vessels were held for sale at the end of Q2 2022.

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After the end of Q2 2022, TORM entered into an agreement to sell the 2003-built MR vessel (TORM Moselle). TORM Moselle is expected to be delivered to its new owner during Q3 2022. TORM took delivery of the second-hand LR2 vessel (TORM Hannah), the vessel was purchased in April 2022. TORM Hannah was financed by a sale and leaseback agreement. The purchase of TORM Hannah was highlighted in the Q1 2022 report. TORM Valborg and TORM Ingeborg were delivered to their new owners during July 2022 and August 2022, respectively.

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After the end of the quarter and as announced on 16 August 2022, TORM purchased 75% of the shares in Marine Exhaust Technology A/S, a Danish-based company owning ME Production A/S (“MEP”), which among others produces solutions to reduce air pollutants in connection with marine transportation. With the acquisition, TORM gets access to strong expertise in - and access to sourcing of - developing and producing components for the maritime industry. TORM has an extensive historical relationship with MEP, which has provided TORM with most of the scrubbers installed on our vessels.

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As of 30 June 2022, TORM’s available liquidity was USD 240.4m consisting of USD 157.7m in cash and cash equivalents, USD 45.0m in an undrawn credit facility and USD 37.7m in an available lease facility. Cash and cash equivalents include USD 24.4m in restricted cash, primarily related to collateral for financial instruments. As of 30 June 2022, net interest-bearing debt amounted to USD 894.0m (half year 2021: USD 889.5m), and TORM's net loan-to-value (LTV) ratio was 42.5% (half year 2021: 53.9%).

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TORM’s Board of Directors has approved an interim dividend for Q2 2022 of USD 0.58 per share, with an expected total dividend of USD 47m. Payment is expected on 16 September 2022, with ex-dividend date on 31 August 2022. The distribution is in line with TORM’s Distribution Policy with cash position (USD +157.7m), Working Capital Facility (USD +45.0m), restricted cash (USD -24.4m) and earmarked proceeds (USD -24.2m) and a correction for the sale of a vessel made in Q2 2022, with the payment not falling until early Q3 2022. (USD +13.5m). Distribution is aligned with TORM’s new Distribution Policy applying earmarked proceeds starting from May 2022 and is based on 80 owned vessels and a threshold level of USD 120m (USD 1.5m per vessel).

TORM PLC | BIRCHIN COURT, 20 BIRCHIN LANE LONDON, EC3V 9DU, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 25 18 AUGUST 2022	PAGE 1 /3

Company announcement

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The product tanker market continued to see strong support from the normalization in the oil demand after the COVID-19 pandemic. In addition, the market was supported by the trade recalibration caused by sanctions and self-sanctioning of Russian product exports as a consequence of the Russian invasion of Ukraine. Recent changes in the refinery landscape further supported the market, and the average MR benchmark in June 2022 reached the highest monthly level since 2006, further firming in July 2022. Global inventories remain at low levels. Earliest possible delivery of newbuilding product tanker vessels is 2024/25, and the order book remains at about 5% of the existing fleet, which is historically low.

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TORM has maintained the commitment we made when Russia invaded Ukraine to suspend all new business with Russia. Further, TORM has not experienced any critical incidents or situations due to the invasion, meaning that the safety of our seafarers has been unaffected. Despite the fact that many countries have lifted their COVID-19 restrictions, TORM is still impacted by restrictions primarily in countries which follow a zero-COVID-19 policy, such as China, leading to more complex operational planning.

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Based on broker valuations, TORM’s fleet had a market value of USD 2,209.1m, including asset-held-for-sale as of the end of June 2022. Compared to broker valuations as of 31 March 2022, the market value of the fleet increased by USD 258.1m when adjusted for acquired and sold vessels in Q2 2022. The book value of TORM’s fleet was USD 1,910.3m as of 30 June 2022, including prepayments on vessels of USD 4.3m. The fleet was not impaired as of 30 June 2022.

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As of 30 June 2022, TORM had installed 51 scrubbers out of 60 planned, including scrubbers installed on purchased second-hand vessels. After Q2 2022, TORM has installed one additional scrubber and acquired TORM Hannah which is fitted with a scrubber. Further, TORM plans to order eight additional scrubbers, which will result in TORM having a total of 68 scrubbers installed on our vessels.

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As of 30 June 2022, 14% of the remaining total earning days in 2022 were covered at an average rate of USD/day 38,571. As of 14 August 2022, the coverage for the third quarter of 2022 was 67% at USD/day 45,462. For the individual vessel classes, the coverage was 63% at USD/day 52,684 for LR2, 74% at USD/day 48,449 for LR1, 66% at USD/day 43,493 for MR and 100% at USD/day 12,505 for Handysize.

CONFERENCE CALL AND WEBCAST
TORM’s conference call on the Q2 2022 results will be held at 09:00 am Eastern Time / 03:00 pm Central European Time on Thursday, 18 August 2022.
TORM’s results will be presented on both a live webcast via TORM’s website and a conference call. For participation in the call, please dial +45 3271 4988 (or +1 (760) 294 1674 for US connections) at least ten minutes prior to the start to ensure connection. The operator will guide you to the conference room.
The presentation can be downloaded from www.torm.com/investors thirty minutes prior to the event.
Contact
Jacob Meldgaard, Executive Director
tel.: +45 3917 9200
Kim Balle, Chief Financial Officer
tel.: +45 3917 9200
Andreas Abildgaard-Hein, IR
tel.: +45 3917 9339
About TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD, ISIN: GB00BZ3CNK81). For further information, please visit www.torm.com.

TORM PLC | BIRCHIN COURT, 20 BIRCHIN LANE LONDON, EC3V 9DU, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 25 18 AUGUST 2022	PAGE 2 /3

Company announcement
Safe harbor statements as to the future
This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as “will”, “aim”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “may”, “should”, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Company. They are not historical facts, nor are they guarantees of future performance.

Where the Company expresses an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis.  However, because these forward-looking statements are not guarantees of future performance and involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed, projected or implied by these forward-looking statements. In light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect new information future events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM PLC | BIRCHIN COURT, 20 BIRCHIN LANE LONDON, EC3V 9DU, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 25 18 AUGUST 2022	PAGE 3 /3